FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 4, 2011

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

SALE OF INNOVA S.A.

Buenos Aires, April 1st, 2011 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) informs that, through its controlled company Petrobras Energía Internacional S.A., it  has agreed to the sale of its interest in Innova S.A. to its controlling company Petróleo Brasileiro S/A – Petrobras, in an amount of US$ 332 million.

Innova S.A., located at Triunfo Petrochemical Complex in Rio Grande do Sul state, in the south of Brazil, is a petrochemical company with an installed production capacity of 260 thousand tons of styrene and 150 thousand tons of polystyrene per year, which are sold both in the Brazilian domestic and export markets.

This transaction is in line with the company’s strategy to prioritize its activities in the Republic of Argentina.

This interest is accounted for in Petrobras Argentina S.A.’s books in an amount of US$ 153 million.

This transaction was approved by Petrobras Argentina S.A.’s Board of Directors following a favorable opinion by the Audit Committee who, in turn, took into account the opinion of an internationally recognized rating company.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGETINA S.A.

Date: 04/04/2011

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney